OppenheimerFunds, Inc.
                               Rochester Division
                                350 Linden Oaks
                           Rochester, New York 14625

                                 (716) 383-1300




                                                                 March 7, 1996



EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Judiciary Plaza
Washington, D.C. 20549

RE:   Rochester Fund Municipals
      1933 Act File No.: 33-3692
      1940 Act File No.: 811-3614

Ladies/Gentlemen:

     On behalf of Rochester Fund Municipals ("Registrant"), we are requesting pursuant to Rule 477 that the 485APOS filed on March 5, 1996 under accession number 0000950110-96-000203 be withdrawn from the Edgar system. This filing was made inadvertantly and was refiled the same day as a 485BPOS under accession number 0000950110-96-000207. The 485APOS filing for this fund was made on January 11, 1996 under accession number 0000950110-96-000038.

     If you have any questions concerning this filing, please contact me at
(716) 383-1300.


                                            Very truly yours,



                                            /s/ PATRICIA C. FOSTER
                                            ------------------------------------
                                            Patricia C. Foster
                                            Vice President and Assistant
                                            Counsel